FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



[ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

For the year ended  December 31, 1997


[   ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

For the transition period from ____________ to ____________

                        Commission file number    0-3041

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

              JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             JUSTIN INDUSTRIES, INC.
                              2821 West 7th Street
                             Fort Worth, Texas 76107


                                   SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                     JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
                                      (Name of Plan)



                     /S/ RICHARD J. SAVITZ
                          (Signature)
                     Richard J. Savitz
                     Vice President-Finance


June 26, 1998

===============================================================================

ERNST & YOUNG LLP
REPORT OF INDEPENDENT AUDITORS


Plan Participants
Justin Industries, Inc.
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Justin Industries, Inc. Employee Stock Ownership Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Justin Industries, Inc. Employee Stock Ownership Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                               /S/ ERNST & YOUNG LLP


Fort Worth, Texas
June 5, 1998

===============================================================================

              JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                 Statements of Net Assets Available for Benefits
                                                              December 31,
                                                        -------------------------
                                                           1997          1996
                                                        -----------   -----------
Assets:
  Cash and cash investments                             $        55   $   898,161
  Participants' contributions receivable                    246,407       255,160
  Company contribution receivable                         1,157,926       282,180
  Dividends and interest receivable                         147,801       116,999
  Investments, at fair value:
    Common stock of Justin Industries, Inc.
     ($20,292,656 cost and 2,856,371 shares in 1997,
      $19,000,905 cost and 2,824,777 shares in 1996)     38,918,050    32,484,935
  Mutual funds:
      Merrill Lynch Growth Fund                           3,190,269     2,118,108
      Merrill Lynch Global Allocation Fund                1,314,820       981,534
      Merrill Lynch Capital Fund                            932,074       624,951
  Money market funds:
      Merrill Lynch Retirement Preservation Trust           702,590       431,995
                                                        -----------   -----------
        Total investments                                45,057,803    36,641,523
                                                        -----------   -----------
          Total assets                                   46,609,992    38,194,023
Liabilities:
  Participants' contributions refundable                    129,808       235,415
                                                        -----------   -----------
Net assets available for benefits                       $46,480,184   $37,958,608
                                                        ===========   ===========

           Statements of Changes in Net Assets Available for Benefits
                                                         Year Ended December 31,
                                                        -------------------------
                                                           1997          1996
                                                        -----------   -----------
Investment income:
  Dividends and interest                                $ 1,035,552    $  782,646
  Net appreciation in fair value of investments           6,232,920     1,722,643
                                                        -----------   -----------
          Total investment income                         7,268,472     2,505,289
Contributions:
  Participants                                            3,274,853     3,165,683
  Company                                                 1,157,926     1,180,772
                                                        -----------   -----------
          Total contributions                             4,432,779     4,346,455
Participants' withdrawals                                (3,179,675)   (4,828,379)
                                                        -----------   -----------
                                                          8,521,576     2,023,365
Net assets available for benefits at beginning of year   37,958,608    35,935,243
                                                        -----------   -----------
Net assets available for benefits at end of year        $46,480,184   $37,958,608
                                                        ===========   ===========

                             See accompanying notes.

===============================================================================
              JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements


1. DESCRIPTION OF PLAN

The following description of the Justin Industries, Inc. (the Company) Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

a. General. All employees (except those employees covered under collective bargaining agreements that do not provide for plan participation) of participating employers are eligible to participate in the Plan beginning on January l or July l after each employee has completed one year of service
   and reached the age of twenty-one.   The Plan is subject to the provisions
   of the Employee Retirement Income Security Act of 1974 (ERISA).

b. Contributions.  The Plan is primarily funded by two types of contributions:

     Employee voluntary pre-tax contributions through salary deferrals, limited to 15 percent of each employee's eligible earnings, but not more than the maximum allowed by law. The maximum employee contribution was $9,500 in 1997 and 1996.

     Company matching contributions are equal to a percentage of each employee's voluntary pre-tax contributions up to 5 percent of the employee's eligible earnings. The Board of Directors annually determines the matching percentage. In 1997 and 1996, all employees' contributions were matched at 50 percent up to $7,500.

   Any employee of the Company may rollover into the Plan distributions made from a previous employer's qualified retirement plan.

c. Participants' Accounts. Each participant's account is credited with the employee's contribution and an allocation of the Company's contribution and investment earnings. Allocations are based on participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

d. Vesting. Participants have a fully vested, nonforfeitable right to employee contributions. Company matching contributions are fully vested and nonforfeitable once allocated.

e. Investment Options. Employee contributions prior to September 1, 1994 and all Company matching contributions are invested in Company common stock. Subsequent to September 1, 1994, participants direct investments from employee contributions among a combination of Company common stock and any of the following four investment funds.

     Merrill Lynch Growth Fund - Funds are invested in shares of a registered investment company that invests primarily in equity securities.
     Merrill Lynch Global Allocation Fund - Funds are invested in shares of a registered investment company that invests primarily in U.S. and foreign equity, debt and money market securities.
     Merrill Lynch Capital Fund - Funds are invested in shares of a registered investment company that invests primarily in equity, debt and convertible securities.
     Merrill Lynch Retirement Preservation Trust - Funds are invested in shares of a registered investment company that invests primarily in guaranteed investment contracts, U.S. government agency securities and money market securities.

f. Payment of Benefits. Withdrawals of employer contributions from the Plan by participants can be made at normal retirement (age 65), early retirement (age 55), when a participant dies, becomes disabled or a break in service occurs. Distributions upon withdrawal are made in accordance with the Plan document. The Plan document does not allow participant loans.

===============================================================================
              JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                    Notes to Financial Statements (Continued)


2.  SUMMARY OF ACCOUNTING POLICIES

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Gains and losses on the sale of investments are accounted for on an average cost basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Contributions by participants and participating employers are accounted for on the accrual basis once determined. Benefit payments are recorded when paid.

3. TAX STATUS OF PLAN

The Plan is subject to the provisions of Internal Revenue Code Section 401(k), whereby the participants' pre-tax contributions are made through a written salary deferral election. The Plan also includes a provision whereby the Plan's Administrative Committee may direct the Trustee to incur debt obligations to finance the acquisition of Company common stock for the Plan. A favorable determination letter of qualification was received on October 26, 1994, from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code, as amended. As such, the Plan is exempt from federal income tax, and participants' voluntary pre-tax contributions, Company matching contributions, investment income and realized gains (losses) are not taxable to participants until withdrawal. Cash withdrawals are generally taxable to participants in the year of withdrawal. The net unrealized appreciation on withdrawals of Company common stock is generally not taxable to participants until the stock is sold. Once qualified, the Plan is required to operate in conformity with regulations promulgated by the Department of the Treasury and the Department of Labor to maintain its qualified status. The Plan's Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's tax status. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

4. PARTICIPANTS' CONTRIBUTIONS REFUNDABLE

As a result of non-discrimination testing on 1997 and 1996 contributions, certain "highly compensated" employees received refunds in 1998 and 1997 of excess contributions. Such amounts have been accrued in the accompanying financial statements as a liability of the Plan as of the end of each Plan year.

5. ADMINISTRATIVE EXPENSES

All expenses of Plan administration may be paid out of Plan assets unless paid by the Company at its discretion. In 1997 and 1996, the Company elected to pay directly all administrative expenses of the Plan with the exception of brokerage commissions and transfer taxes on stock purchases, which are included in the cost of the stock purchased.

===============================================================================
              JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                    Notes to Financial Statements (Continued)


6.   INVESTMENT ACTIVITY

Net assets available for benefits at the end of 1997 and 1996 and changes in net assets available for benefits for the years ended December 31, 1997 and 1996 by funds (fund information) are as follows:

                                                           1997
--------------------------------------------------------------------------------------------------------------------------------
                                                                                           Non-
                                                                                        Participant
                                        Participant Directed                             Directed
                    -------------------------------------------------------------------------------
                                   Merrill                    Merrill
                                    Lynch        Merrill       Lynch        Justin        Justin
                       Merrill      Global        Lynch      Retirement   Industries,   Industries,
                        Lynch     Allocation     Capital    Preservation     Inc.          Inc.
                     Growth Fund     Fund          Fund        Trust     Common Stock  Common Stock       Other          Total
--------------------------------------------------------------------------------------------------------------------------------
Dividends and
interest             $  244,999   $  167,202     $ 71,714     $ 37,046     $  82,815    $   401,599    $   30,177     $1,035,552
Net appreciation/
 (depreciation) in
 fair value of
 investments            190,833      (49,899)      70,855            -     1,037,245      4,983,886             -      6,232,920
Contributions:
 Participants'          845,898      391,196      244,813      151,505     1,534,294          9,278        97,869      3,274,853
 Company                      -            -            -            -             -      1,180,772       (22,846)     1,157,926
Participants'
 withdrawals           (355,733)    (139,907)    (147,677)     (62,235)     (622,457)    (1,851,762)           96     (3,179,675)
Interfund transfers     146,164      (35,306)      67,418      144,279      (249,253)       (73,302)            -              -
                     ----------   ----------   ----------   ----------    ----------    -----------    ----------     ----------
                      1,072,161      333,286      307,123      270,595     1,782,644      4,650,471       105,296      8,521,576
Net assets at
 beginning of year    2,118,108      981,534      624,951      431,995     5,652,223     26,832,712     1,317,085     37,958,608
                     ----------   ----------   ----------   ----------    ----------    -----------    ----------     ----------
Net assets at end
 of year             $3,190,269   $1,314,820     $932,074     $702,590    $7,434,867    $31,483,183    $1,422,381    $46,480,184
                     ==========   ==========   ==========   ==========    ==========    ===========    ==========    ===========

                                                           1996
--------------------------------------------------------------------------------------------------------------------------------
                                                                                           Non-
                                                                                        Participant
                                        Participant Directed                             Directed
                    -------------------------------------------------------------------------------
                                   Merrill                    Merrill
                                    Lynch        Merrill       Lynch        Justin        Justin
                       Merrill      Global        Lynch      Retirement   Industries,   Industries,
                        Lynch     Allocation     Capital    Preservation     Inc.          Inc.
                     Growth Fund     Fund          Fund        Trust     Common Stock  Common Stock       Other          Total
--------------------------------------------------------------------------------------------------------------------------------
Dividends and
interest             $  158,312     $ 91,149     $ 54,004     $ 20,538    $   63,660    $   402,074    $   (7,091)   $   782,646
Net appreciation
in fair value of
 investments            240,265       25,466        9,775            -       378,287      1,068,481           369      1,722,643
Contributions:
 Participants'          734,356      393,704      246,200      152,403     1,711,740              -       (72,720)     3,165,683
 Company                      -            -            -            -             -      1,242,385       (61,613)     1,180,772
Participants'
 withdrawals           (234,689)    (132,519)     (55,857)     (62,484)     (836,166)    (3,506,180)         (484)    (4,828,379)
Interfund transfers     164,077        8,063       41,800       10,084        43,330       (267,470)          116              -
                     ----------   ----------   ----------   ----------    ----------    -----------    ----------    -----------
                      1,062,321      385,863      295,922      120,541     1,360,851     (1,060,710)     (141,423)     2,023,365
Merger of ATS Plan      224,525       59,625       37,874       66,803        45,906              -      (434,733)             -
Net assets at
 beginning of year      831,262      536,046      291,155      244,651     4,245,466     27,893,422     1,893,241     35,935,243
                     ----------   ----------   ----------   ----------    ----------    -----------    ----------    -----------
Net assets at end
 of year             $2,118,108     $981,534     $624,951     $431,995    $5,652,223    $26,832,712    $1,317,085    $37,958,608
                     ==========   ==========   ==========   ==========    ==========    ===========    ==========    ===========

===============================================================================
              JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                    Notes to Financial Statements (Continued)


The Plan's investment activity for each of the two years ended December 31 (including investments bought and sold, as well as held during the year) appreciated in fair value as shown below.

                                                      Year Ended December 31,
                                                     -------------------------
                                                         1997          1996
                                                     -----------   -----------
Realized gain on sales of investments:
  Proceeds from sales of investments                 $ 4,833,611   $ 5,371,792
  Cost of investments                                  3,841,343     3,793,192
                                                     -----------   -----------
    Realized gain                                    $   992,268   $ 1,578,600
                                                     ===========   ===========

Unrealized appreciation on investments:
  Unrealized appreciation at beginning of year       $13,795,733   $13,651,690
  Net unrealized appreciation during the year          5,240,652       144,043
                                                     -----------   -----------
    Unrealized appreciation at end of year           $19,036,385   $13,795,733
                                                     ===========   ===========

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Department of Labor (DOL) requires realized and unrealized gains (losses) to be calculated in a different manner than required by generally accepted accounting principles. Realized and unrealized gains using the DOL's method for 1997 amounted to $245,401 and $5,987,519, respectively.

In addition, 1997's net assets available for benefits is $925,535 less and participants' withdrawals is $925,535 more per Form 5500 than shown in the accompanying financial statements. These differences are due to the DOL's requirements for Form 5500 to accrue withdrawals processed and approved for payment prior to December 31, 1997 but not yet paid as of that date.

9.   YEAR 2000 ISSUE (UNAUDITED)

The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Company does not expect this project to have a significant effect on plan operations.


================================================================================

                       JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                    Line 27a - Schedule of Assets Held for Investment Purposes
                                        December 31, 1997

                                   (c) Description of investment including
                                       maturity date, rate of interest,                            (e) Current
(a)   b) Issuer                        collateral, par, or maturity value             (d) Cost         Value
---  -----------------------  ----------------------------------------------------  -------------  ------------
     Merrill Lynch             Growth Fund for Investment
                                 and Retirement                           114,953    $ 2,826,132   $ 3,190,269

     Merrill Lynch             Global Allocation Fund, Inc.                92,986      1,345,914     1,314,820

     Merrill Lynch             Capital Fund, Inc.                          27,009        854,127       932,074

     Merrill Lynch             Retirement Preservation
                                 Trust                                    702,590        702,590       702,590

 *   Justin Industries, Inc.   Common Stock                             2,856,371     20,292,656    38,918,050
                                                                                     -----------   -----------
                                                                                     $26,021,419   $45,057,803
                                                                                     ===========   ===========

* - Indicates party-in-interest to the Plan.

================================================================================

                             JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                                 Line 27b - Schedule of Reportable Transactions
                                          Year Ended December 31, 1997

                                                                      (g) Detailed
                                                                      description of loan
                                                                      including dates of
                                                                      making and maturity,
                                    Amounts received                  interest rate, the type
                                    during reporting                  and value of collateral,
                          (c)             year                        any renegotiation of the       Amount Overdue
     (b) Identity and   Original   -------------------   (f) Unpaid   loan and the terms of       --------------------
         address of     Amount of    (d)         (e)     balance at   the renegotiation and          (h)       (i)
(a)      obliger          Loan     Principal  Interest   end of year  other material items        Principal  Interest
--- ------------------  ---------  ---------  ---------  -----------  -------------------------   ---------  ---------
    Juan Diaz           $  1,000   $      -   $      -   $      915    Date of loan 05/29/95      $     915  $     111
    412 N. Phinney                                                     Maturity 05/29/97
    Dallas, TX 75211                                                   Interest Rate 11%
                                                                       Type and value of
                                                                        collateral ESOP account
                                                                       No renegotiation of loan
                                                                        or terms

===============================================================================

                                    JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                                        Line 27d - Schedule of Reportable Transactions
                                                 Year Ended December 31, 1997
                                                                                               (g) and (h)
                                         Number of     Number of   (c) Purchase   (d) Selling    Cost of     (i) Net
 (a) and (b) Description of Assets      Transactions    Shares         Price       Price  (1)   Asset (1)   Gain (Loss)
-------------------------------------   ------------   ---------   ------------   -----------  -----------  -----------

Category (iii) - series of transactions in excess of 5% of plan assets:
Justin Industries, Inc. Common Stock*        35         267,693     $3,261,008    $        -   $3,261,008     $      -

Justin Industries, Inc. Common Stock*        89         153,631     $        -    $1,901,670   $1,385,492     $516,178

ML Growth Fund CL A                          89          56,511     $1,644,780    $        -   $1,644,780     $      -

ML Growth Fund CL A                          72          25,670     $        -    $  747,444   $  670,064     $ 77,380

* - Indicates party-in-interest to the plan.

(1) - Also represents market value at date of transaction.

Note:  All transactions were made on the market.  There were no category (i),(ii), or (iv) reportable transactions during 1997.

There were no columns (e) or (f) activities.

================================================================================

                    JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                        Line 27f - Schedule of Reportable Transactions
                                 Year Ended December 31, 1997

                                                                 (c) Description of Transactions
                                      (b) Relationship to Plan,      Including Maturity Date, Rate
                                          Employer or Other          of Interst, Collateral, Par
  (a) Identity of Party Involved          Party-in-Interest          or Maturity value
-----------------------------------   ------------------------   ---------------------------------
Justin Industries, Inc.               Employer/Plan Sponsor      Contributions of $131,888 for
                                                                 the August payroll were
                                                                 deposited on September 23, 1997.

                                                                 In addition, contributions of
                                                                 $119,443 for the December
                                                                 payroll were deposited on
                                                                 January 26, 1998.





Columns (d) through (j) are not applicable.